File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

RECEIVED
2004 JUN 17 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 June 2004

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04030758

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Encl.

dw 6/17

File number 082-0...

			Document released to:					
Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
of Finance Director's retirement	SE Announcement	05-May-2004	✓				✓	Filed with SEC on 5 May 2004
of Severn Trent Water's AMP4 Business Plan	SE Announcement	07-May-2004	✓				✓	Filed with SEC on 7 May 2004
Waterhouse Nominees - 3,633 shares	Co House Forms	11-May-2004		✓				
ious - 1,543 shares	Co House Forms	07-May-2004		✓				
ious - 29,064 shares	Co House Forms	06-May-2004		✓				
Waterhouse Nominees - 12,134 shares	Co House Forms	06-May-2004		✓				
ious - 333,154 shares	Co House Forms	07-May-2004		✓				
Waterhouse Nominees - 3,914 shares	Co House Forms	24-May-2004		✓				
l Return for Severn Trent Plc	Co House Forms	01-Apr-2004		✓				
icing supplement relating to issue (Severn Trent Plc)	UKLA	12-May-2004	✓					
icing supplement relating to issue (Severn Trent Water Utilities Finance Plc)	UKLA	26-May-2004	✓					

RECEIVED
2004 JUN 17 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26th May, 2004

Severn Trent Water Utilities Finance PLC

Issue of EUR20,000,000 Floating Rate Note due 26th May, 2009 Guaranteed by Seven Trent Water Limited under the €2,500,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 27th July, 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

1.	(i) Issuer:	Seven Trent Water Utilities Finance Plc
	(ii) Guarantor:	Seven Trent Water Limited
2.	(i) Series Number:	58
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Euros ("EUR")
4.	Aggregate Nominal Amount:	
	(i) Series:	EUR20,000,000
	(ii) Tranche:	EUR20,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6.	Specified Denomination:	EUR1,000,000
7.	Issue Date and Interest Commencement Date:	26th May, 2004
8.	Maturity Date:	26th May, 2009
9.	Interest Basis:	3 month EURIBOR + 0.28 per cent. Floating Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Listing:	None
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable

17.	**Floating Rate Note Provisions**	Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:	Every 26th February, 26th May, 26th August and 26th November in each year from (and including) 26th August, 2004 to (and including) 26th May, 2009 (the Maturity Date)
	(ii) Business Day Convention:	Modified Following Business Day Convention
	(iii) Additional Business Centre(s):	London and Tokyo
	(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	ISDA Dermination
	(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Not Applicable
	(vi) Screen Rate Determination:	
	- Reference Rate:	Not Applicable
	- Interest Determination Date:	Not applicable
	- Relevant Screen Page:	Not Applicable
	(vii) ISDA Determination:	
	- Floating Rate Option:	EURIBOR
	- Designated Maturity:	3 months
	- Reset Date:	The first day of each Interest Period
	(viii) Margin(s):	+ 0.28 per cent.
	(ix) Minimum Rate of Interest:	Not Applicable
	(x) Maximum Rate of Interest:	Not Applicable
	(xi) Day Count Fraction:	Actual/360
	(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index-Linked Interest Note Provisions**	Not Applicable
20.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	Issuer Call	Not Applicable
22.	Investor Put Option	Not Applicable
23.	Final Redemption Amount	Par

24.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	Condition 6(f) applies
25.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Notes only upon an Exchange Event
27.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment	Not Applicable
30.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
31.	Redenomination applicable:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:	Shinkin International Ltd.
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA D rules apply
36.	Additional Selling Restrictions:	Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream,	Not Applicable

38.	Delivery:	Delivery against of payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0192951928
Common Code:	19295192

Responsibility

The Issuer and the Guarantor accept responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________
Duly Authorised

Signed on behalf of the Guarantor:

By: ______________________
Duly Authorised

If the applicable Pricing Supplement specifies any modifications to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modifications relates only to Conditions 1, 4, 5, 6, (except 6(b)), 10, 11, 12, 13 (insofar as Notes are not listed or admitted to trade on any stock exchange) or 15, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect a supplementary Listing Particulars will be prepared, if appropriate.

12 May 2004

Severn Trent Plc

Issue of JPY 1,000,000,000 Floating Rate Notes due May 2009
under the EUR2,500,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 25 July 2003. This Pricing Supplement is supplemental to and must be read in conjunction with such Offering Circular.

Important Notice

The reference to Issue Price is not an expression of market value and does not imply that transactions in the market will not be executed at prices above or below such Issue Price to reflect prevailing market conditions.

1.	Issuer:	Severn Trent Plc
2.	(i) Series Number:	57
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY 1,000,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:	JPY 100,000,000 which may not be divided into smaller denominations
7.	(i) Issue Date and Interest Commencement Date:	12 May 2004
	(ii) Interest Commencement Date	13 May 2004
8.	Maturity Date:	Interest Payment Date falling in or nearest to May 2009
9.	Interest Basis:	3 months JPY-LIBOR + 0.25 per cent. Floating Rate
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/ Payment Basis:	None
12.	Put/Call Options:	N/A

13. Status of the Notes:	Senior
14. Listing:	None
15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. **Fixed Rate Note Provisions**		Not Applicable
17. **Floating Rate Note Provisions**		Applicable
(i)	Specified Period(s)/Specified Interest Payment Dates:	Quarterly, 12 February, 12 May, 12 August and 12 November in each year from and including 12 August 2004 to and including 12 May 2009
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s):	London and Tokyo
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	Screen Rate Determination
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	Agent
(vi)	Screen Rate Determination:	
–	Reference Rate:	3 month JPY LIBOR
–	Interest Determination Date(s):	Second London business day prior to the start of each Interest Period.
–	Relevant Screen Page:	Telerate Page 3750
(vii)	ISDA Determination:	
–	Floating Rate Option:	N/A
–	Designated Maturity:	N/A
–	Reset Date:	N/A
(viii)	Margin(s):	+ 0.25 per cent. per annum
(ix)	Minimum Rate of Interest:	N/A
(x)	Maximum Rate of Interest:	N/A
(xi)	Day Count Fraction:	Actual/360 (adjusted)

(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Terms and Conditions:	As set out in the Conditions.

18. **Zero Coupon Note Provisions** — Not Applicable

19. **Index Linked Interest Note Provisions** — Not Applicable

20. **Dual Currency Note Provisions** — Not Applicable

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call: — Not Applicable

22. Investor Put: — Not Applicable

23. Final Redemption Amount — Nominal Amount

24. Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6(f)): — As per Condition 6(f)

25. Put Event: — Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26. Form of Notes: — Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event

27. Additional Financial Centre(s) or other special provisions relating to Payment Dates: — London and Tokyo

28. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): — No

29. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: — Not Applicable

30. Details relating to Instalment Notes:

    (i) Instalment Amount(s): — Not Applicable

    (ii) Instalment Date(s): — Not Applicable

31. Redenomination applicable: — Redenomination not applicable

32. Other terms or special conditions:		None

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of relevant Dealer:		BNP Paribas
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
36.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

37.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	N/A
38.	Delivery:	Delivery against payment
39.	Additional Paying Agent(s) (if any):	Not Applicable

ISIN:	XS0191953768
Common Code:	19195376

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

Companies House
— for the record —

File number 082-02819

Bulk List.

RECEIVED 2004 JUN 17 A 10:24 OFFICE OF INTERNATIONAL CORPORATE FINANCE

326332 / 480

Company Name
SEVERN TRENT PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
2366619

Information extracted from Companies House records on
6th March 2004

Section 1: Company details

A36 COMPANIES HOUSE 0040 30/04/04

Ref: 2366619/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**2297 Coventry Road Birmingham B26 3PU**	Address ___ ___ ___ UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA**	Address ___ ___ ___ UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address ___ ___ ___ UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2366619

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Peter Peers DAVIES** **Address** **Birch House 20 Plymouth Road** **Barnt Green** **Birmingham** **B45 8JA**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Peter Peers DAVIES ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Thomas David Guy ARCULUS** **Address** **Berry Lees** **Elton** **Peterborough** **PE8 6RQ** **Date of birth** **02/06/1946** **Nationality** **British** **Occupation** **Publisher**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Thomas David Guy ARCULUS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2366619

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Keith BANYARD **Address** Weavers Lodge Langley Road Claverdon Warwick Warwickshire CV35 8QA **Date of birth** 31/12/1944 **Nationality** British **Occupation** Civil Engineer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John Keith BANYARD ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martin John BETTINGTON **Address** ~~93 Sherbourne Court~~ ~~180/186 Cromwell Road~~ ~~London~~ ~~SW5 0SU~~ **Date of birth** 24/08/1952 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 23 COTTESMORE COURT STANFORD ROAD LONDON UK Postcode W8 5QN Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Martin John BETTINGTON ceased to be director (if applicable) __ / __ / ____

Company Number - 2366619

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Maria Luisa CASSONI **Address** 125 Providence Square Bermondsey Wall West London SE1 2ED **Date of birth** 27/12/1951 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Maria Luisa CASSONI ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Brian DUCKWORTH **Address** 29 Rolleston Crescent Watnall Nottingham NG16 1JU **Date of birth** 23/04/1949 **Nationality** British **Occupation** Certified Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Brian DUCKWORTH ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Martin Charles FLOWER	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Little Morton The Pound Cookham Berkshire SL6 9QD	Address
	Date of birth 07/07/1946	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Director Of Companies	Nationality
		Occupation
		Date of change __ / __ / ____
		Date Martin Charles FLOWER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Martin Joseph HOUSTON	Name
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Locksley 3 Shalford Road Guildford Surrey GU4 8AA	Address
	Date of birth 25/11/1957	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** ~~Managing Director Executive~~	Nationality
		Occupation DIRECTOR OF COMPANIES
		Date of change __ / __ / ____
		Date Martin Joseph HOUSTON ceased to be director (if applicable) __ / __ / ____

Company Number - 2366619

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Colin Stephen MATTHEWS **Address** Brae Cottage Bute Avenue Richmond Surrey TW10 7AX **Date of birth** 20/04/1956 **Nationality** British **Occupation** Chartered Engineer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Colin Stephen MATTHEWS ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr John David Gibson MCADAM **Address** Sheraton House 15 Cranley Road Burwood Park Walton On Thames Surrey KT12 5BT **Date of birth** 30/04/1948 **Nationality** British **Occupation** Director Of Companies	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Dr John David Gibson MCADAM ceased to be director (if applicable) / /

Company Number - 2366619

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Frederic Adrian OSBORN CB** **Address** **48 Talbot Road** **London** **N6 4QP** **Date of birth** **14/01/1941** **Nationality** **British** **Occupation** **Environmentalist**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Frederic Adrian OSBORN CB ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Alan Steven PERELMAN** **Address** **66 Woodside Avenue** **Highgate** **London** **N6 4ST** **Date of birth** **30/04/1948** **Nationality** **British And Australian** **Occupation** **Director Of Companies**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth _ _ / _ _ / _ _ _ _ Nationality Occupation Date of change _ _ / _ _ / _ _ _ _ Date Alan Steven PERELMAN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2366619 | Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Barry SMITH **Address** Chiltern Cottage Christmas Common Watlington Oxfordshire OX49 5HL **Date of birth** 16/08/1957 **Nationality** British **Occupation** Director Of Companies	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date John Barry SMITH ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Malcolm WALKER **Address** 16 Ladbroke Square London W11 3NA **Date of birth** 03/02/1945 **Nationality** British **Occupation** Director Of Companies	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __/__/____ Nationality ______ Occupation ______ Date of change __/__/____ Date Robert Malcolm WALKER ceased to be director (if applicable) __/__/____

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY $65\frac{5}{19}$p	345,195,443	£225,285,447.40

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued
345,195,443

Aggregate Nominal Value of issued shares
£225,285,447.40

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 01/04/2003

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 2366619

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

As at 31 March 2003

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Aseriti Limited	Dormant	Share capital held directly by Severn Trent Plc
Biffa Plc	Holding Company	99% of ordinary share capital held by Severn Trent Plc. Preference share capital also held indirectly.
City Analytical Services Limited	Laboratory Services	Share capital held directly by Severn Trent Plc
Elypse Limited	Dormant	Share capital held directly by Severn Trent Plc
Reputa Limited	Dormant	Share capital held directly by Severn Trent Plc
Severn Trent Corporate Holdings plc	Holding company	Share capital held directly by Severn Trent Plc
Severn Trent Enterprises Limited	Non trading company	Share capital held directly by Severn Trent Plc
Severn Trent Overseas Holdings Limited	Holding Company	Share capital held directly by Severn Trent Plc
Severn Trent Services Holdings plc	Holding Company	Share capital held directly by Severn Trent Plc
Severn Trent Systems Limited	Supply of software & system support	Share capital held directly by Severn Trent Plc
Severn Trent Water Services plc	Holding Company	99% of ordinary share capital held by Severn Trent Plc. Preference share capital also held indirectly.

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

As at 31 March 2003

Company	**Activity**	**Other information**
A Smith & Sons (Waste Disposal) Limited	Dormant	
B Holmes (Graded Papers) Limited	Dormant	
Barge Waste Management Limited	Waste Management Services	
Biffa (Land) Limited	Waste Management Services	Incorporated and operational in Guernsey
Biffa (Rock Common) Limited	Dormant	
Biffa (Roxby) Limited	Dormant	
Biffa (UK) Holdings Limited	Intermediate Holding Company	
Biffa Environmental Technology Limited	Dormant	
Biffa Holdings (Jersey) Limited	Intermediate Holding Company	Incorporated and operational in Jersey
Biffa Holdings Limited	Intermediate Holding Company	
Biffa Leicester Limited	Dormant	
Biffa Limited	Dormant	Incorporated and operational in Ireland
Biffa Operations Ireland Limited	Dormant	Incorporated and operational in Ireland
Biffa UK Group Limited	Intermediate Holding Company	
Biffa UK Limited	Intermediate Holding Company	
Biffa Waste Limited	Intermediate Holding Company	
Biffa Waste Management Limited	Waste Management Services	
Biffa Waste Services Limited	Waste Management Services	
Bushscale Limited	Dormant	
Clarfield Recycling Limited	Dormant	
Descaling Contractors Limited	Dormant	
Exclusive Cleansing Services Limited	Dormant	
Fernmead Limited	Dormant	
First Waste Limited	Dormant	Incorporated and operational in Guernsey
Interport Paper Company Limited	Dormant	
Island Waste Services Limited	Waste Management Services	
Leics Waste Limited	Dormant	
Loristan Services Limited	Dormant	
M Joseph & Sons (Birmingham) Limited	Dormant	
Megastock Limited	Dormant	
Norwaste Limited	Dormant	
Photodigit Limited	Dormant	
Pilmuir Waste Disposal Limited	Dormant	
Poplars Resource Management Co Limited	Waste Management Services	
Practical Recycling Systems Limited	Dormant	
R A Johnson (Haulage) Limited	Dormant	

As at 31 March 2003

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Rebound Limited	Dormant	
Reclamation & Disposal Limited	Intermediate Holding Company	
Rent-A-Weld (Wirral) Limited	Dormant	
Richard Biffa (Reclamation) Limited	Dormant	
Richard Biffa Limited	Dormant	
SCS Contractors Limited	Waste Management Services	
The Withnell Brick & Terra Cotta Co (1912) Limited	Dormant	
Tyneside Waste Paper Company Limited	Dormant	
UK Waste Management Holdings Limited	Intermediate Holding Company	
UK Waste Management Limited	Waste Management Services	
W R Pollard & Son Limited	Dormant	
Waste Clearance (Holdings) Limited	Dormant	
Waste Gas To Energy Limited	Dormant	
Wastedrive Limited	Intermediate Holding Company	
Wastedrive Manchester Limited	Waste Management Services	
Waterblast Limited	Dormant	
Westley Trading Limited	Dormant	
White Cross Limited	Intermediate Holding Company	

As at 31 March 2003

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Abbcott Developments Limited	Property Development	92.48% of share capital held
Abbcott Investments Limited	Property Development	92.5% of share capital held
Abbcott Properties Limited	Property Development	
Abbcott Rugby Limited	Property Development	92.5% of share capital held
Aqua'lity Water Limited	Dormant	
Birmingham & District Water Limited	Dormant	
Capital Water Limited	Dormant	
Cardiff Water Limited	Dormant	
Coventry Water Limited	Dormant	
Daventry International Rail Freight Terminal Limited	Property Development	92.5% of share capital held
Daventry Rail Port Limited	Property Development	92.5% of share capital held
Derby Water Limited	Dormant	
Direct 2 Management Company Limited	Property Development	
DIRFT Central Management Limited	Property Development	92.5% of share capital held
DIRFT East Management Limited	Property Development	69.38% of share capital held
DIRFT South Management Limited	Property Development	69.38% of share capital held
DIRFT West Management Limited	Property Development	92.5% of share capital held
Exeter Water Limited	Dormant	
Gloucester Water Limited	Dormant	
Hinckley Park Management Company Limited	Property Development	
Leeds Water Limited	Dormant	
Leicester Water Limited	Dormant	
Manchester Water Limited	Dormant	
Melcon Water Limited	Dormant	
Mercia Water Limited	Dormant	
Midlands Water Limited	Dormant	
Midpoint Park Management Limited	Property Development	75% of share capital held
Norwich Water Limited	Dormant	
Nottingham Water Limited	Dormant	
Process Water Direct Limited	Dormant	
Severn Computer Applications Limited	Dormant	
Severn Trent Corporate Services Limited	Dormant	
Severn Trent DEPS Trustees Limited	Dormant	
Severn Trent GPS Trustees Limited	Pension Trustee Company	

STCH Plc

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	**Activity**	**Other information**
Severn Trent Home Services Limited	Dormant	
Severn Trent MIS Guarantee Limited	Dormant	Guarantee company without a share capital
Severn Trent MIS Trustees Limited	Pension Trustee Company	
Severn Trent PIF Trustees Limited	Pension Trustee Company	
Severn Trent Property Limited	Property Development	
Severn Trent QUEST Limited	Dormant	
Severn Trent SSPS Trustees Limited	Pension Trustee Company	
Severn Trent Technology Limited	Dormant	
Severn Trent Water Share Scheme Trustees Limited	Share Scheme Trustee Company	
Severn Trent WPS Guarantee Limited	Dormant	Guarantee company without a share capital
Severn Trent WPS Trustees Limited	Pension Trustee Company	
Sheffield Water Limited	Dormant	
SmartMeter Limited	Dormant	
Stoke Water Limited	Dormant	
T P Property Services Limited	Property Development	100% of Redeemable share capital held
Thorpe Park (Leeds) Limited	Property Development	51% of share capital held
Thorpe Park Developments Limited	Property Development	51% of share capital held
Tyne Tees Water Limited	Dormant	
Wolverhampton Water Limited	Dormant	
Worcester Water Limited	Dormant	

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Arcrite Limited	Dormant	
Arcrite Membrane Systems Limited	Dormant	
Arcrite Process Systems (UK) Limited	Dormant	
Arcrite Water Services Limited	Dormant	
Aztec Environmental Control Limited	Dormant	
Minworth Contracting Limited	Dormant	
Minworth Systems Limited	Dormant	
Severn Trent (G.T.) Limited	Non-trading	
Severn Trent Laboratories Limited	Environmental laboratory services	
Severn Trent Metering Services Limited	Design, manufacture & dist of electronic water meters	
Severn Trent Services Limited	Management Services	
Severn Trent Water Purification Limited	Manufacture & Marketing of Disinfectant Equipment	
Tetra Europe Limited	Dormant	

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Procis Software Limited	Development & sale of computer software	

As at 31 March 2003

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Antwerp Waste Management NV	Waste Management	Incorporated and operational in Belgium
ASBA NV	Waste Management	Incorporated and operational in Belgium. 98.9% of share capital held
Barefoot Bay Propane Gas Company	Operational services	Incorporated and operational in the United States of America. 90% of share capital held
Biffa Gamatrans NV	Waste Management	Incorporated and operational in Belgium
Biffa MRC NV	Waste Management	Incorporated and operational in Belgium
Biffa NV	Waste Management	Incorporated and operational in Belgium
Biffa Treatment NV	Waste Management	Incorporated and operational in Belgium
Capital Controls China Limited	Non trading company	Incorporated in Hong Kong. 60% of share capital held
Capital Controls S.r.l.	Water Disinfectant Equipment	Incorporated in Spain
Computer Systems and Applications Inc.	Computer systems and software	Incorporated and operational in the United States of America.
Derwent Insurance Limited	Insurance	Incorporated in Guernsey
EN Novative Technologies Inc	Laboratory services	Incorporated and operational in the United States of America.
Excel Technologies International Corp.	Water Purification Solutions	Incorporated and operational in the United States of America.
Garwig NV	Waste Management	Incorporated and operational in Belgium
P & K Microbiology Services	Laboratory services	Incorporated and operational in the United States of America.
QED Environmental Services Inc	Laboratory services	Incorporated and operational in the United States of America.
Severn Trent (Del) Inc.	Holding Company	Incorporated and operational in the United States of America.
Severn Trent Avatar Utilities Services LLC	Operational services	Incorporated and operational in the United States of America. 90% of share capital held
Severn Trent DeNora LLC	Water Purification Solutions	Incorporated and operational in the United States of America. 70% of share capital held
Severn Trent DeNora S.r.l.	Water Purification Solutions	Incorporated and operational in the United States of America. 70% of share capital held
Severn Trent DeNora Texas LLC	Water Purification Solutions	Incorporated and operational in the United States of America. 70% of share capital held
Severn Trent Environmental Services Inc.	Operational services	Incorporated and operational in the United States of America.
Severn Trent Holdings NV	Holding Company	Incorporated and operational in Belgium
Severn Trent Laboratories Inc.	Laboratory services	Incorporated and operational in the United States of America.
Severn Trent Research Inc.	Management company	Incorporated and operational in the United States of America.
Severn Trent Services (Del) Inc	Holding Company	Incorporated and operational in the United States of America.
Severn Trent Services de Mexico	Water Purification Solutions	Incorporated in Mexico
Severn Trent Services Finance LLC	Management company	Incorporated and operational in the United States of America.
Severn Trent Services Inc.	Management company	Incorporated and operational in the United States of America.
Severn Trent Services Projects LLC	Management company	Incorporated and operational in the United States of America.
Severn Trent Water Purification Inc.	Water Purification Solutions	Incorporated and operational in the United States of America.
Severn Trent Water Purification S.p.A.	Water Disinfectant Equipment	Incorporated and operational in Italy

As at 31 March 2003

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All subsidiary undertakings are wholly owned, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Angliatalks Limited	Dormant	
Baltea Implanti Depurazioke S.r.l.	Holding company	Incorporated and operational in Italy
Biogas Generation Limited	Power Generation	
C2C Energy Limited	Dormant	
C2C Group Limited	Dormant	
C2C Services Limited	Dormant	
C2C Telecoms Limited	Dormant	
C2C Utilities Limited	Dormant	
C2C Water Services Limited	Dormant	
Cara Utilites Limited	Dormant	Incorporated in Ireland
Charles Haswell and Partners Limited	Engineering Design Company	
Consortio Valle D'Aosta Ambiente	Waste Water Plant Operator	Incorporated and operational in Italy. 80% of share capital held
East Worcester Water plc	Water Undertaking	
Grafham Carbons Limited	Carbon Regeneration	
Gunthorpe Fields Limited	Property Development	
Internettalks Limited	Dormant	
Iseco S.p.a.	Waste Water Plant Management	Incorporated and operational in Italy. 80% of share capital held
La Biodepuratrice S.p.a.	Waste & Clean Water Plant	Incorporated and operational in Italy
Northumbriantalks Limited	Dormant	
Severn Trent Africa (Pty) Limited	Water Services Consultancy	Incorporated and operational in South Africa
Severn Trent Italia S.p.a.	Waste Water Plant Management	Incorporated and operational in Italy
Severn Trent Power Generation Limited	Non-trading company	
Severn Trent Retail Services Limited	Retail Services	
Severn Trent Utility Services Limited	Contract Service Provider	
Severn Trent Water International (Overseas Holdings) Ltd	Holding company	
Severn Trent Water International Limited	Water Services Consultancy	
Severn Trent Water Limited	Water & Sewerage Undertaker	
Severn Trent Water Reservoirs Limited	Finance Company	
Severn Trent Water Utilities Finance Plc	Finance Company	
ST Wasser and Abwasser GMBH	Water Services Consultancy	Incorporated and operational in Germany
Surfonwater Limited	Dormant	
Talkonwater Limited	Dormant	
The Litigation Services Co. Limited	Non-trading company	
Trinidad and Tobago Water Services Limited	Dormant	Incorporated in Trinidad and Tobago
UK Talks Limited	Telecommunications	75% of share capital held

Country of incorporation, registration and main operation is Great Britain unless otherwise stated.
All *subsidiary undertakings* are *wholly owned*, indirectly, by Severn Trent Plc unless otherwise indicated.
All shareholdings are in ordinary shares unless otherwise indicated.

Company	Activity	Other information
Umbria Due Servizi Idrici S.c.a.r.l.	ATO Services Provider	Incorporated and operational in Italy. 64% of share capital held
Water Direct Limited	Dormant	
Yorkshiretalks Limited	Dormant	

Company Number - 2366619

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 2366619

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 21 / 04 / 2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *1/4/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **1st April 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: THE COMPANY SECRETARY

Telephone number *inc code*: 0121 7224000

Address: SEVERN TRENT PLC
2297 COVENTRY ROAD
BIRMINGHAM

DX number *if applicable*

DX exchange

Postcode: B26 3PU

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 2366619

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2

Return of Allotment of Shar

CHFPO83

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,914		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Ltd a/c CESNOMS, part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,914
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,914**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 24 May 2004.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AM7017 Tel: 01903 833161
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Share

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
04	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,805	2,991	327,358
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	528p	831p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LISTS Address UK Postcode	Class of shares allotted Ordinary	Number allotted 333,154
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7.5.2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/Allot 3/CS

Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,821	3,917	4,396
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£7.38	£7.20	£6.805

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Limited A/c CESNOMS Part ID 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 12,134
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 12,134

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6.5.2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/6781 Tel: 01903 833436

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2366619
Company name in full	SEVERN TRENT PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	29,064		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	528p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 29,064
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6.5.2004

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/MAT/1997 Allot 2/JMW

Tel: 01903 833394

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	23	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	290	130	1,123
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	536p	548p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
	ORDINARY	1,543
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7.5.2004.

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway

Worthing, West Sussex. BN99 6DA

ESP/ExC/LS/9323 Tel: 01903 833064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2

Return of Allotment of Shar

CHFPO83

Company Number	2366619
Company name in full	Severn Trent PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3633		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	688p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/ Ltd Part ID 277 Design CESNOMS Address 201 Deansgate MANCHESTER UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 3,633
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,633

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11.5.2004.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/e6811 Tel: 01903 833421

DX number DX exchange